UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) today announcing the release date of its results for the quarter ended September 30, 2013.

Attached to this Report on Form 6-K as Exhibit 2 is an announcement by  the Company with respect to its agreement to make an additional capital commitment to its joint venture Euromar LLC in exchange for preferred membership interest in Euromar LLC if such commitment is called.

Exhibit 1

Euroseas Sets Date for the Release of Third Quarter 2013 Results, Conference Call and Webcast

Maroussi, Athens, Greece – November 7, 2013 - Euroseas Ltd. (NASDAQ:ESEA), an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it will release its financial results for the third quarter ended September 30, 2013, on Tuesday, November 12, 2013, before the market opens in New York. On the same day, Tuesday, November 12, 2013 at 10:30 am ET, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until November 19, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2013, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Euroseas has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handy size containerships and 2 Feeder containerships. Euroseas 4 drybulk carriers have a total cargo capacity of 262,074 dwt, its 10 containerships have a cargo capacity of 17,593 teu's.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: euroseas@capitallink.com

Exhibit 2

EUROSEAS LTD. ANNOUNCES ADDITIONAL CONTRIBUTION TO ITS JOINT VENTURE EUROMAR LLC

Maroussi, Athens, Greece – November 12, 2013 – Euroseas Ltd. (NASDAQ: ESEA) (the "Company"), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, today announced that in late October it entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to its joint venture Euromar LLC for up to a 5 year period in exchange for preferred units of Euromar LLC (“Euromar”) if such commitment is called. The decision by Euromar to call the funds from escrow into Euromar itself is at the majority approval of Euromar’s Board.  The preferred units have a preferred rate of return which will accrue commencing from the initial date of the commitment.  In the event such commitment is not called, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Global Select Market under the ticker symbol ESEA.

Visit our website www.euroseas.gr.  Information contained on our website does not constitute a part of this press release.

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 12, 2013	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer